Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE FOURTH QUARTER OF 2017

February 27, 2018, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended December 31, 2017.
Fourth Quarter 2017 Financial Highlights
-	For the fourth quarter of 2017, the Company reported a net income of $11.5 million, or $0.11 basic and diluted earnings per share.

Included in the fourth quarter of 2017 results are the following:
-	Net income associated with "mark-to-market" accounting of the Company's 49.0% ownership in Heidmar Holdings LLC, a global tanker pool operator, of $9.7 million, or $0.09 per share.
-	Gain on the sale of the Company's 2001 built Panamax vessel, the Ecola, to an unaffiliated buyer, of $4.4 million, or $0.04 per share.

Excluding the above, the Company's net results would have amounted to a net loss of $2.6 million, or $0.02 per share.
-	The Company reported Adjusted EBITDA of $9.9 million for the fourth quarter of 2017. (1)
Updated Key Information as of February 26, 2018
-	Cash and cash equivalents: approximately $41.0 million (or $0.39 per share)
-	Book value of vessels: approximately $821.7 million (or $7.88 per share)
-	Debt outstanding balance: approximately $237.0 million (or $2.27 per share)
-	Number of Shares Outstanding: 104,274,708
Recent Developments
•	Drawdown of previously announced New Secured Credit Facility
On January 26, 2018, the previously announced $90.0 million secured credit facility with a commercial lender was fully drawdown. The $90.0 million secured credit facility is secured by the Company's four tanker vessels, has a tenor of five years, bears an interest rate of LIBOR plus margin, is repayable in quarterly installments and has customary financial covenants.
•	New Secured Credit Facility
On January 29, 2018, the Company signed the previously announced $35.0 million secured credit facility with a commercial lender. The $35.0 million secured credit facility is secured by three of the Company's drybulk carriers, has a tenor of six years, bears an interest rate of LIBOR plus margin, is repayable in quarterly installments and has customary financial covenants. The Company's expects to drawdown the full amount of the facility during March 2018.

_____________________________
(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income/(loss).

•	Repayment of the Credit Facility with Sierra Investments Inc.
On February 1, 2018, the Company repaid in full the outstanding balance of approximately $73.8 million under the credit facility with Sierra Investments Inc., an entity that may be deemed to be affiliated with Mr. George Economou, the Company's Chairman and Chief Executive Officer.
•	Firm Commitment for a New Secured Credit Facility
On February 5, 2018, the Company received a firm commitment for a senior secured credit facility of up to $30.0 million from a major European commercial lender. The facility is expected to be secured by two of the Company's drybulk vessels, have a tenor of six years, bear an interest rate of LIBOR plus margin, be repayable in quarterly installments and have customary financial covenants. The facility remains subject to definitive documentation.
Fleet List

The table below describes the Company's fleet as of February 27, 2018:

	Year		Gross rate	Redelivery
	Built	DWT	Per day	Earliest	Latest
Drybulk fleet

Panamax:
Bargara	2002	74,832	Spot	N/A	N/A
Capitola	2001	74,816	Spot	N/A	N/A
Catalina	2005	74,432	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Maganari	2001	75,941	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Marbella	2000	72,561	Spot	N/A	N/A
Mendocino	2002	76,623	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A
Redondo	2000	74,716	Spot	N/A	N/A

Newcastlemax:
Bacon	2013	205,170	T/C Index Linked	Aug-18	Jan-19
Judd	2015	205,796	$9,350	Feb-18	Apr-18
Marini	2014	205,854	T/C Index Linked	Dec-18	Feb-19
Morandi	2013	205,854	T/C Index Linked	Feb-18	May-18

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Samsara	2017	159,855	$18,000 Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A

Gas Carrier fleet

Very Large Gas Carriers:
Anderida	2017	51,850	$30,000	Jun.-22	Jun.-25
Aisling	2017	51,850	$30,000	Sep.-22	Sep.-25
Mont Fort	2017	51,850	$28,833	Nov.-27	Nov.-27
Mont Gelé	2018	51,850	$28,833	Jan.-28	Jan.-28

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited)
(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
Average number of vessels(1)	15.2	22.0	19.4	18.1
Total voyage days for vessels(2)	1,221	1,952	6,404	6,534
Total calendar days for vessels(3)	1,394	2,022	7,116	6,604
Fleet utilization(4)	87.6%	96.5%	90.0%	98.9%
Time charter equivalent(5)	$5,444	$11,410	$3,658	$8,544
Vessel operating expenses (daily)(6)	$4,772	$6,385	$4,826	$6,061

Tanker	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
Average number of vessels(1)	-	4.0	-	2.5
Total voyage days for vessels(2)	-	368	-	911
Total calendar days for vessels(3)	-	368	-	911
Fleet utilization(4)	-	100%	-	100%
Time charter equivalent(5)	-	$17,003	-	$13,216
Vessel operating expenses (daily)(6)	-	$7,745	-	$9,693

Gas Carrier	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
Average number of vessels(1)	-	2.6	-	1.0
Total voyage days for vessels(2)	-	241	-	355
Total calendar days for vessels(3)	-	241	-	355
Fleet utilization(4)	-	100%	-	100%
Time charter equivalent(5)	-	$28,058	-	$27,994
Vessel operating expenses (daily)(6)	-	$13,220	-	$16,183

(1) Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for fleet are the total days the vessels were in the Company's possession for the relevant period net of dry-docking and laid-up days.
(3) Calendar days are the total number of days the vessels were in the Company's possession for the relevant period including dry-docking days and laid-up days.
(4) Fleet utilization is the percentage of time that the Company's vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company's vessels, the most directly comparable U.S. GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited) - continued
(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
Voyage revenues	$8,745	$25,808	$30,777	$65,724
Voyage expenses	(2,098)	(3,536)	(7,349)	(9,900)
Time charter equivalent revenues	$6,647	$22,272	$23,428	$55,824
Total voyage days for fleet	1,221	1,952	6,404	6,534
Time charter equivalent (TCE)	$5,444	$11,410	$3,658	$8,544

Tanker	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
Voyage revenues	$-	$9,786	$-	$20,858
Voyage expenses	-	(3,529)	-	(8,818)
Time charter equivalent revenues	$-	$6,257	$-	$12,040
Total voyage days for fleet	-	368	-	911
Time charter equivalent (TCE)	$-	$17,003	$-	$13,216

Gas Carrier	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
Voyage revenues	$-	$7,000	$-	$10,316
Voyage expenses	-	(238)	-	(378)
Time charter equivalent revenues	$-	$6,762	$-	$9,938
Total voyage days for fleet	-	241	-	355
Time charter equivalent (TCE)	$-	$28,058	$-	$27,994

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

REVENUES:
Voyage revenues	$12,844	$42,593	$51,934	$100,716
	12,844	42,593	51,934	100,716

EXPENSES:
Voyage expenses	2,461	7,308	9,209	19,704
Vessel operating expenses	9,009	18,973	45,563	59,348
Depreciation	871	6,334	3,466	14,966
Vessels impairment, (gain)/loss on sales and other	64,507	(4,425)	106,343	(4,125)
Goodwill impairment charge	7,002	-	7,002	-
General and administrative expenses	14,333	7,334	39,708	30,972
Other, net	1,014	219	(258)	900

Operating income/(loss)	(86,353)	6,850	(159,099)	(21,049)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(1,713)	(5,029)	(8,776)	(13,342)
Gain on debt restructuring	10,465	-	10,477	-
Loss on private placement	-	-	-	(7,600)
Other, net	85	(32)	166	(553)
Total other expenses, net	8,837	(5,061)	1,867	(21,495)

Net income/(loss)	(77,516)	1,789	(157,232)	(42,544)

Earnings/(losses) on affiliate	-	9,666	(41,454)	9,666

Net income/(loss) attributable to DryShips Inc.	$(77,516)	$11,455	$(198,686)	$(32,878)

Net income/(loss) attributable to DryShips Inc. common stockholders	(84,607)	11,455	(206,381)	(30,073)
Earnings/(Losses) per common share, basic and diluted	$(53,078.42)	$0.11	$(455,587.20)	$(0.85)
Weighted average number of shares, basic and diluted (1)	1,594	103,088,937	453	35,225,784

(1) Share and per share data for 2016 give effect to a cumulative 1-for-980 reverse stock split between April 11, 2017 and July 21, 2017.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2016	December 31, 2017

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$76,774	$30,226
Other current and non-current assets	21,406	133,379
Advances for vessels under construction	-	31,898
Vessels, net	95,550	749,088
Total assets	193,730	944,591

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt	133,428	216,969
Total other liabilities	10,528	10,920
Total stockholders' equity	49,774	716,702
Total liabilities and stockholders' equity	$193,730	$944,591

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel and investment impairments and certain other non-cash items as described below and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP"), and the Company's calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company's lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/(loss) to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017

Net income/(loss) attributable to Dryships Inc	$(77,516)	$11,455	$(198,686)	$(32,878)

Add: Net interest expense	1,713	5,029	8,776	13,342
Add: Depreciation	871	6,334	3,466	14,966
Add: Dry-dockings and class survey costs	-	1,113	181	1,113
Add: Impairments losses/(gain) on sales and other	64,507	(4,425)	106,343	(4,125)
Add: Goodwill impairment charge	7,002	-	7,002	-
Add: Loss on private placement	-	-	-	7,600
Add: Gain on debt restructuring	(10,465)	-	(10,477)	-
Add: Income taxes	17	71	38	152
Add: Gain on interest rate swaps	-	-	(403)	-
Add: (Earnings)/losses of affiliate	-	(9,666)	41,454	(9,666)
Adjusted EBITDA	$(13,871)	$9,911	$(42,306)	$(9,496)

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of 35 vessels comprising of (i) 12 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers; and (viii) 6 offshore support vessels, including 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to spin-off of the Company's gas business, the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F, as amended.
Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com